Exhibit 99.1

ASX/Media Release (Code: ASX: PRR; NASDAQ: PBMD)

8 March 2016

APPOINTMENT OF JOINT COMPANY SECRETARY

SYDNEY, AUSTRALIA—Prima BioMed Ltd (ASX: PRR; NASDAQ: PBMD) today announces that General Counsel and Company Secretary, Deanne Miller, will be on maternity leave with effect from 16 March 2016.

Mr Tom Bloomfield has been appointed as Joint Company Secretary effective immediately for the period of Ms Miller’s maternity leave. Mr Bloomfield is General Manager of Corporate Secretarial Services at Boardroom Pty Limited, the Company’s share registry. He acts as Company Secretary to a small number of ASX listed, unlisted and private companies in Australia in numerous industry sectors. Mr Bloomfield is a Chartered Company Secretary, Fellow of ICSA (Institute of Chartered Secretaries and Administrators) and Member of the Australian Institute of Company Directors. He holds a Law degree with Honours and a Graduate Diploma in Applied Corporate Governance, amongst other qualifications.

About Prima BioMed

Prima BioMed is a globally active biotechnology company that is striving to become a leader in the development of immunotherapeutic products for the treatment of cancer. Prima BioMed is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximise value to shareholders.

Prima’s current lead product is IMP321, based on the LAG-3 immune control mechanism which plays a vital role in the regulation of the T cell immune response. IMP321, which is a soluble LAG-3Ig fusion protein, is an APC activator boosting T cell responses for cancer chemo-immunotherapy and in other combinations which has completed early Phase II trials. A number of additional LAG-3 products including antibodies for immune response modulation in autoimmunity and cancer are being developed by large pharmaceutical partners.

Prima BioMed is listed on the Australian Stock Exchange, and on the NASDAQ in the US. For further information please visit www.primabiomed.com.au.

For further information please contact:

Australia Investor/Media:

Mr Matthew Gregorowski, Citadel Communications

+61 (0) 422 534 755; mgregorowski@citadelpr.com.au

U.S. Investors:

Matthew Beck, The Trout Group LLC

+1 (646) 378-2933; mbeck@troutgroup.com